Exhibit 99.105

Certified Copy
CORPORATE ACCESS NUMBER: 2014760843

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

RIO ALTO MINING LIMITED
IS THE RESULT OF AN AMALGAMATION FILED ON 2009/07/24.

BUSINESS CORPORATIONS ACT (SECTION 181)			FORM 9

ALBERTA REGISTRIES

ARTICLES OF AMALGAMATION
1.	NAME OF AMALGAMATION CORPORATION:	2.	CORPORATE ACCESS
NO.:
RIO ALTO MINING LIMITED

3.	THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

See Attached Schedule “A”.

4.	RESTRICTIONS, IF ANY, ON SHARE TRANSFERS:

None.

5.	NUMBER (OR MINIMUM AND MAXIMUM NUMBER OF DIRECTORS:

Minimum of three (3); Maximum of eleven (11)

6.	RESTRICTIONS, IF ANY, ON BUSINESS THE CORPORATION MAY CARRY ON:

None

7.	OTHER PROVISIONS, IF ANY:

See Attached Schedule “B”.

8.	NAME OF AMALGAMATING CORPORATIONS
CORPORATE ACCESS NO:
	MEXICAN SILVER MINES LTD.		2013130386

	RIO ALTO MINING LIMITED		__________

DATE	SIGNATURE	TITLE

	______________________________________	Director

SCHEDULE “A”

Attached to and forming part of the Articles of Incorporation

THE CLASSES OF SHARES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE ARE:

9.	An unlimited number of Common shares, the holders of which are entitled:

(a)	to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)

to receive any dividend declared by the Corporation on this class of shares; provided that the Corporation shall be entitled to declare dividends on the Preferred shares, or on any of such classes of shares without being obliged to declare any dividends on the Common shares of the Corporation;

(c)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution in equal rank with the holders of all other Common shares of the Corporation; and

(d)	to the rights, privileges and restrictions normally attached to common shares;

10.	An unlimited number of Preferred shares, which as a class, have attached thereto the following rights, privileges, restrictions and conditions:

(a)

the Preferred shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue the number of Preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

(b)

the Preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding up its affairs, be entitled to preference over the voting and non-voting Common shares and over any other shares of the Corporation ranking by their terms junior to the Preferred shares of that series. The Preferred shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common shares and any other such Preferred shares as may be fixed in accordance with clause (2)(a); and

(c)

if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred shares are not paid in full, all series of Preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

SCHEDULE “B”

Attached to and forming part of the Articles of Incorporation

OTHER RULES OR PROVISIONS (IF ANY):

(a)

The Directors may, between Annual General Meetings, appoint 1 or more additional Directors of the Corporation to serve until the next Annual General Meeting, but the number of additional Directors shall not at any time exceed 1/3 of the number of Directors who held office at the expiration of the last Annual Meeting of the Corporation.

(b)

Meetings of shareholders of the Corporation shall be held in the City of Montreal, in the Province of Quebec, the City of Toronto, in the Province of Ontario, the Cities of Vancouver, or Victoria in the Province of British Columbia, or anywhere in Alberta that the directors determine.